UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
0-24159

NOTIFICATION OF LATE FILING

(Check One):	[ X ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2008

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:         n/a

PART I – REGISTRANT INFORMATION

MIDDLEBURG FINANCIAL CORPORATION
Full Name of Registrant

n/a
Former Name if Applicable

111 West Washington Street
Address of Principal Executive Office (Street and Number)

Middleburg, VA 20117
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)         The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)         The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Although the management of Middleburg Financial Corporation (the “Company”) worked diligently to complete all the required information for its annual report on Form 10-K for the year ended December 31, 2008, the Company was unable, without unreasonable effort or expense, to complete the financial statements and other disclosures for the Form 10-K on or before March 16, 2009. The Form 10-K was filed on March 17, 2009.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rodney J. White                                                     540                           687-4822

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes	[	] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes	[	] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s net income was $2,560,000 or $0.57 per basic share and $0.56 per diluted share for the year ended December 31, 2008 as compared to $3,064,000, or $0.68 per basic share and $0.67 per diluted share for the year ended December 31, 2007.

The decrease in net income was attributable in part to an increase in the provision for loan losses and an increase in non-interest expenses due to the consolidation of the Company’s mortgage banking subsidiary, Southern Trust Mortgage, LLC. The provision for loan losses increased $3.5 million for the year ended December 31, 2008 to $5.3 million, compared to $1.8 million for the same period in 2007. Non-interest expense increased 44.6% in 2008 compared to 2007, which includes the consolidation of Southern Trust Mortgage, LLC in 2008.

MIDDLEBURG FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2009	By:	/s/ Rodney J. White
Rodney J. White

Vice President and Chief Accounting Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).